October 16, 2014 Via EDGAR System
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CLIENT/MATTER NUMBER
055573-0125

U.S. Securities and Exchange Commission Attention: Dalia Osman Blass, Assistant Director Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549-4720
Re:	In the Matter of Precidian ADRs LLC, BNY Mellon ADRPLUS Funds Trust and Foreside Fund Services

Ladies and Gentlemen:

On behalf of Precidian ADRs LLC (the “Sponsor”), BNY Mellon ADRPLUS Funds Trust (now known as ADRPLUS Funds Trust, herein the “Trust”), and Foreside Fund Services, LLC (the “Distributor”, and the Distributor together with the Sponsor and the Trust, the “Applicants”), on October 14, 2024 we resubmitted an application (the “Application”) for an order of the U.S. Securities and Exchange Commission under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for exemption from Sections 4(2), 22(d), 24(d) and 26(a)(2)(C) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the Act, under Section 17(d) and Rule 17d-1 of the Act permitting certain joint transactions, and under Section 12(d)(1)(J) of the Act for exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.  A bank or trust company that is unaffiliated with the Sponsor and Bank of New York Mellon will act as the Trustee of each of the separate series comprising the Trust.

The Application was resubmitted solely on behalf of the Trust because the original Application, as filed on August 1, 2014 (the “Original Application”), was not filed under the Trust’s name as the Trust did not yet have EDGAR codes.  The resubmitted Application and the Original Application are exactly the same.  After discussing the resubmitted Application with the Staff of the Securities and Exchange Commission, the Applicants hereby request that the Securities and Exchange Commission consent to the withdrawal of the resubmitted Application, File No. 812-14371, as it is duplicative of the Original Application.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:           Mary Kay French, Branch Chief
Deepak T. Pai, Senior Counsel

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